Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

ITEM 1.	Name and Address of Company

Almaden Minerals Ltd. (“Almaden” or the “Company”)

210 - 1333 Johnson Street
Vancouver, British Columbia
V6H 3R9

ITEM 2.	Date of Material Change

March 14, 2024

ITEM 3.	News Release

A news release was issued and disseminated via GLOBE NEWSWIRE by the Company on March 14, 2024.

ITEM 4.	Summary of Material Change

On March 14, 2024, Almaden delivered to the United Mexican States (“Mexico”) written notice of its intention to submit a claim (“Claim”) to arbitration against Mexico (the “Notice”) in accordance with Article 9.19.3 of the Comprehensive and Progressive Agreement for Trans-Pacific Partnership (“CPTPP”) relating to an investment dispute with Mexico.

The damages relating to the Claim will be for no less than US$200 million.

The Notice enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Notice must precede initiation of arbitration by a minimum of 90 days.

The Company also has provided notice of its voluntary delisting to the NYSE American on March 14, 2024 and intends to file a Form 25 with the Securities and Exchange Commission in a timely manner to effect the delisting. It is anticipated that the delisting will become effective at the end of business on or about April 4, 2024. The Company has made an application to the OTCQB and expects that its common shares will be quoted on the OTCQB on the next trading day without interruption.

ITEM 5.	Full Description of Material Change

As previously reported, on December 13, 2023, Almaden delivered to Mexico a written request for consultations (the “Request”) in accordance with Article 9.18 of the CPTPP, setting out a brief description of facts regarding the measures at issue. On December 29, 2023, Mexico acknowledged receipt of that Request and stated that it would propose dates for a consultation meeting in the near future, but never reverted with proposed dates, leaving the dispute unresolved.

Accordingly, on March 14, 2024, Almaden delivered to Mexico written Notice of its intention to submit a Claim to arbitration against Mexico in accordance with Article 9.19.3 of the CPTPP. This Notice was delivered by Almaden together with Almadex Minerals Ltd., on behalf of themselves and their Mexican subsidiaries.

Amongst other things, the Notice sets out the factual background of the dispute as well as the legal basis of the resulting Claim, the provisions of the CPTPP that Mexico has breached, and the relief sought. The damages relating to the Almaden and Almadex Claim will be for no less than US$200 million, in the aggregate.

The Notice enables the Company to initiate arbitration should an amicable resolution of the dispute with the Mexican government not be reached. The filing of the Notice must precede initiation of arbitration by a minimum of 90 days.

Almaden sent the Request and the Notice to Mexico’s General Directorate of Legal Consultancy for International Trade (Dirección General de Consultoría Jurídica de Comercio Internacional). The investment dispute arises out of certain acts and omissions of Mexico in breach of the CPTPP relating to the Company’s investment in the Ixtaca Gold-Silver Project (the “Project”).

In good faith and in the spirit of cooperation, Almaden invited Mexico once again to engage in discussions and negotiations with a view to achieving an amicable resolution of the dispute. If such consultations with Mexico are unsuccessful, Almaden and Almadex may then submit the Claim to arbitration under the CPTPP, seeking damages for the harm incurred, plus interest, costs, and any such further relief as a Tribunal may deem appropriate.

In addition, the Company updated shareholders regarding its listing on the NYSE American exchange. As previously disclosed, Almaden is not in compliance with the continued listing standards of the NYSE American exchange because the Company’s securities have been selling for a low price per share for a substantial period of time which NYSE American determines to be a 30-trading-day average price of less than US$0.20 per share. The Company’s continued listing on the NYSE American exchange was predicated on it demonstrating sustained price improvement within a reasonable period of time which has determined to be no later than April 19, 2024.

Although Almaden has requested consultations with Mexico under the CPTPP, to date Mexico has not proposed a date for these consultations. In view of this, and the Company’s wish to provide predictability to shareholders, the Company has determined to voluntarily delist from the NYSE American exchange.

The Company provided notice of the voluntary delisting to the NYSE American on March 14, 2024 and intends to file a Form 25 with the Securities and Exchange Commission in a timely manner to effect the delisting. It is anticipated that the delisting will become effective at the end of business on or about April 4, 2024. The Company also has made an application for a listing to the OTCQB Marketplace in parallel with its de-listing from the NYSE American to ensure a continued U.S. trading platform for its U.S. shareholders. Almaden expects that its common shares will be quoted on the OTCQB on the next trading day without interruption.

ITEM 5.2.	Disclosure of Restructuring Transactions

Not applicable.

ITEM 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

ITEM 7.	Omitted Information

There are no significant facts required to be disclosed herein which have been omitted.

ITEM 8.	Executive Officer

For further information, please contact:

Douglas McDonald, Executive Vice President

(604) 689-7644

info@almadenminerals.com

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ITEM 9.	Date of Report

March 19, 2024

Safe Harbor Statement

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things, the timing and nature of any future consultation, negotiations or settlement between the Company and Mexico, whether the Company pursues claims before an arbitral tribunal and the timing, result and damages of such claims before an arbitral tribunal, and the delisting from the NYSE American exchange, listing on the OTCQB exchange, and related timing of each.

These forward-looking statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by the Company, are inherently subject to significant legal, regulatory, business, operational and economic uncertainties and contingencies, and such uncertainty generally increases with longer-term forecasts and outlook. These assumptions include: stability and predictability in Mexico’s consultation process under the CPTPP; stability and predictability in the application of the CPTPP and arbitral decisions thereon; and continued respect for the rule of law in Mexico. The foregoing list of assumptions is not exhaustive.

The Company cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release. Such risks and other factors include, among others, risks related to: Mexico’s consultation process under the CPTPP; the application of the CPTPP and arbitral decisions thereon; continued respect for the rule of law in Mexico; political risk in Mexico; crime and violence in Mexico; corruption in Mexico; environmental risks, including environmental matters under Mexican laws and regulations; impact of environmental impact assessment requirements on the Company’s planned exploration and development activities on the Project; certainty of mineral title and the outcome of consultation, litigation and arbitration; community relations; governmental regulations and the ability to obtain necessary licences and permits; risks related to mineral properties being subject to prior unregistered agreements, transfers or claims and other defects in title; changes in mining, environmental or agrarian laws and regulations and changes in the application of standards pursuant to existing laws and regulations which may increase costs of doing business and restrict operations; as well as those factors discussed the section entitled "Risk Factors" in Almaden's Annual Information Form and Almaden's latest Form 20-F on file with the United States Securities and Exchange Commission in Washington, D.C. Although the Company has attempted to identify important factors that could affect the Company and may cause actual actions, events or results to differ materially from those described in forward-looking statements or information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that our forward-looking statements or information will prove to be accurate. Accordingly, readers should not place undue reliance on forward-looking statements or information. Except as required by law, the Company does not assume any obligation to release publicly any revisions to on forward-looking statements or information contained in this news release to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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